UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR

For Period Ended:

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

National Mercantile Bancorp
Full Name of Registrant

Former Name if Applicable

1840 Century Park East
Address of Principal Executive Office (Street and Number)

Los Angeles, California 90067
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The acquisition of South Bay Bank, N.A. in December 2001 by the registrant has resulted in complexities in the collection and presentation of information necessary for the preparation of the report on Form 10-KSB.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David R. Brown	310	282-6703
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

National Mercantile Bancorp successfully completed the acquisition of South Bay Bank, N.A. (South Bay) in December 2001 resulting in significant asset growth.  Greater operating expenses and provisions to the allowance for credit losses combined with the carrying cost of the financing put into place in anticipation of the South Bay acquisition resulted in lower net earnings for 2001.

The Company recorded net earnings of $1.2 million for 2001 compared to $2.9 million for 2000.  On a per share basis, 2001 recorded basic earnings of $0.72 and fully-diluted earnings of $0.28 compared to $2.77 and $1.08, respectively, for 2000.  The decrease in net earnings was due to a $791,000 increase in operating expenses and $722,000 allocated to the minority interest in the Company’s trust preferred debentures.  Additionally, in 2002 provisions for credit losses were $517,000 compared to a $576,000 recapture of allowances for credit losses, resulting in a reverse provision, in 2000.  Partially offsetting these factors, net interest income increased $478,000 in 2002, despite a lower net yield on earning assets, and other operating income increased $365,000 over 2000.

National Mercantile Bancorp
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2002	By	/s/ David R. Brown

David R. Brown, Chief Financial Officer